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Via EDGAR and E-mail

Ellie Quarles
Corey Jennings
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4546

Dear Sir/Madam,
RE:	Republic of Italy
Confidential Submission of the Draft Registration Statement under Schedule B, submitted on May 17, 2019
On behalf of our client, the Republic of Italy (“Italy”), please find enclosed a copy of an amendment (the “Amendment”) to the above referenced draft registration statement under Schedule B (the “Draft Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement confidentially submitted to the Commission on May 17, 2019.
The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 13, 2019 (the “Comment Letter”).
Set forth below are Italy’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, A LIMITED LIABILITY PARTNERSHIP REGISTERED UNDER THE LAWS OF THE
STATE OF DELAWARE, IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY UNDER REFERENCE NUMBER 80014.

A LIST OF THE FIRM'S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS.

U.S. Securities and Exchange Commission July 11, 2019 Page 2
Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.
Draft Registration Statement under Schedule B

General
1.	To the extent possible, please update all statistics and information to provide the most recent data.
Response:
In response to the Staff’s comment, Italy has revised the section “Recent Developments” pages 11 to 28 of the Draft Registration Statement to include all material and most recent data and information available as of the date hereof.

2.	Please include a discussion of any material findings in the 2019 and 2018 reports on Italy issued by the European Commission.
Response:
In response to the Staff’s comment, Italy has included a specific paragraph “Excessive Deficit Procedure”, under the section “Recent Developments”, pages 24 to 26 of the Draft Registration Statement, discussing the EU Commission reports under Article 126(3) of TFEU issued on May 23, 2018, November 11, 2018 and June 5, 2019 and the related correspondence between Italy and the EU Commission.

Recent Developments, page 12

3.	Please include discussion of recent elections in Italy, and clarify any related material effects on Italy’s recent policies, as well as any social, economic or political effects.
Response:
In response to the Staff’s comments, Italy has included a paragraph “The European Union”, under the section “Recent Developments”, page 11 of the Draft Registration Statement, discussing the results of the European elections held in Italy on May 26, 2019 and its effects.

U.S. Securities and Exchange Commission July 11, 2019 Page 3

4.
Here or elsewhere, please provide a more detailed discussion of the various provisions of Law Decree No. 34 that was adopted on April 30, 2019. We note references under “Public Finance” and “The 2018 Economic and Financial Document,” to the 2019 Stability Programme, 2019 National Reform Progamme, 2018 Stability Programme and 2018 National Reform Programme.

Response:
In response to the Staff’s comment, Italy has revised page 12 of the Draft Registration Statement as to include a more detailed discussion of the key provisions of Law Decree No. 34 of April 30, 2019.  Further, Italy has included a description of the key provisions of Law Decree No. 32 of April 19, 2019.

Area and Population, page 19
5.	Please include a more detailed discussion of any material impacts, including economic, social or political impacts, of the migrant and refugee population.
Response:
In response to the Staff’s comment, Italy has revised pages 31 and 32 of the Draft Registration Statement as to include updated data with respect to refugees, displaced persons and other migrants making their way into Europe and impacting transit countries such as Italy. Italy has also revised pages 31 and 32 of the Draft Registration Statement as to include information on the impacts of Italy’s recent decision to limit the ability of refugees and migrants rescued off the coast of Libya by NGOs and merchant vessels to disembark at Italian ports.

The European Union, page 24
6.
Please discuss any material economic effects in the European Union (“EU”) and Italy, if certain events were to occur, including: if a member country were to abruptly leave the EU, further bailouts of EU countries, or another credit crisis. Include discussion of any material effects, including economic or political effects, in the EU and Italy, if the United Kingdom were to leave.  Please consider how those effects may vary depending on the terms of such departure.

Response:
In response to the Staff’s comment, Italy has revised pages 34 and 35 of the Draft Registration Statement, as to include a new paragraph

U.S. Securities and Exchange Commission July 11, 2019 Page 4

addressing the material risks Italy could face as a result of the United Kingdom or any other Member State leaving the EU, or a general worsening of the macroeconomic conditions, which could potentially include further bailouts of EU countries and other credit crisis.

The European parliament, page 25
7.
Please update this section to reflect the recent election and any related material changes on the economic or political environment in the EU and Italy.  We note news reports of political, economic and currency issued between the EU and Italy.

Response:
In response to the Staff’s comment, Italy has updated the paragraph “The European Parliament”, pages 36 and 37 of the Draft Registration Statement as to include the results of the 2019 European election, and the five largest political groups represented at the European Parliament.

The Italian Economy, page 27
8.	Please include discussion of any material effects the recession in the fourth quarter of 2018 had on Italy’s economy
Response:
In response to the Staff’s comments, Italy has revised the paragraph “Gross Domestic Product”, under the “Recent Developments” section, pages 12 and 13 of the Draft Registration Statement, as to include a discussion on the drivers of the decrease of Italy’s GDP in the fourth quarter of 2018.

Key Measures Related to the Italian Economy, page 32
9.	Please discuss the negotiations with the European Commission over the 2019 budget to expand the deficit over the limit allowed by the EU.
Response:
In response to the Staff’s comment, Italy has included in the paragraph “Excessive Deficit Procedure” pages 24 to 26 of the Draft Registration Statement, a discussion of the contents of the EU Commission report under Article 126(3) of TFEU issued on June 5, 2019, Italy’s response letter dated June 19, 2019, and the law decree approved by the Italian Government on July 1, 2019.

U.S. Securities and Exchange Commission July 11, 2019 Page 5

11.
Please include a discussion of any material economic risks associated with Italy’s recently adopted measures, including the introduction of a basic universal income, a flat tax rate and certain changes to the pension system.

Response:
In response to the Staff’s comment, Italy has included in the paragraph “Excessive Deficit Procedure”, under the “Recent Developments” section, pages 24 to 26 of the Draft Registration Statement, a description of the impacts on revenues and expenditure resulting from the introduction of the basic universal income, a flat tax rate and the newly introduced possibility for early retirement.

Role of the Government in the Economy, page 37
12.	Here or elsewhere, if material, include disclosure of the recent Alitalia airline strike. Please include discussion of any material effects it may have on Italy’s economy and recent debt refinancing.
Response:
In response to the Staff’s comment, Italy has revised page 51 of the Draft Registration Statement, by updating the information currently available on Alitalia’s sale process and its material effects on the relevant stakeholders, including Alitalia’s employees.

Equity Participations by Banks, page 67
13.	We note news reports of further capital issues with Banca Carige. Please update disclosure as necessary, and include a discussion of any material risks.
Response:
In response to the Staff’s comment, Italy has revised page 69 of the Draft Registration Statement, by updating the information currently available on Banca Carige, including the recent discussions with potential private investors to prevent recourse to State aid.

Direct Investments by Country, page 67

U.S. Securities and Exchange Commission July 11, 2019 Page 6

14.	In the tables, please identify the countries that are in the “other” category and, to the extent any country or region represents a material amount, please separately identify them in the table.
Response:
In response to the Staff’s comment, Italy has revised the table “Direct Investment by Country” under “The External Sector of the Economy” section, page 79, as to clarify which countries are included in the category “other” with respect to direct investment abroad, and direct investment in Italy, respectively.

Proposal, Amendments and Waivers, page 102
15.	Please include a cross-reference to the section on page 34 describing Italy’s collective action clause.
Response:
In response to the Staff’s comment, Italy has included the relevant cross-reference on page 114 of the Draft Registration Statement.
*        *        *
If you have any questions or require any additional information, please contact the undersigned by phone at +44 20 7519 7025 or via e-mail at Lorenzo.Corte@skadden.com.

Very truly yours,

/s/ Lorenzo Corte
Lorenzo Corte

cc:	Pranav L. Trivedi, Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Davide Iacovoni, Director General – Treasury, Department – Directorate II, Ministry of Economy and Finance